# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APARTMENT INVESTMENT & MANAGEMENT CO, CIK 0000922864
CUSIP: 03748R747
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4582 South Ulster Street,, Suite 1450,, Denver,, Colorado (CO), 80237
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-023431
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 11,600,000; shared voting power 0; sole dispositive power 11,600,000; shared dispositive power 0; aggregate amount beneficially owned 11,600,000 (8.1% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,238,399; shared voting power 0; sole dispositive power 7,238,399; shared dispositive power 0; aggregate amount beneficially owned 7,238,399 (5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: APARTMENT INVESTMENT & MANAGEMENT CO
Address of issuer's principal executive offices: 4582 South Ulster Street, Suite 1450, Denver, Colorado 80237

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP").

As of March 18, 2026, NTE held 7,238,399 shares of Class A Common Stock (the "Common Stock") of Apartment Investment and Management Company (the "Issuer") and NP held 4,361,601 shares of Common Stock of the Issuer. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of March 18, 2026, Newtyn Management may be deemed to beneficially own the 11,600,000 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 143,870,326 shares of Common Stock issued and outstanding as of February 27, 2026, based on information reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management - 11,600,000.00
NTE - 7,238,399.00
Percent of class:
Newtyn Management - 8.1%
NTE - 5.0%
Sole power to vote or to direct the vote:
Newtyn Management - 11,600,000.00
NTE - 7,238,399.00
Shared power to vote or to direct the vote:
Newtyn Management - 0.00
NTE - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management - 11,600,000.00
NTE - 7,238,399.00
Shared power to dispose or to direct the disposition:
Newtyn Management - 0.00
NTE - 0.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (03/25/2026)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (03/25/2026)
Comment: Exhibit 1 - Joint Filing Agreement, dated March 25, 2026, by and among Newtyn Management, LLC and Newtyn TE Partners, LP.